UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-259318 and 333-254982).

On July 14, 2023, PainReform Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”), with an institutional investor, pursuant to which the Company agreed to sell and issue, in a registered direct offering, 145,000 ordinary shares (the “Shares”), par value NIS 0.30 per share, of the Company (the “Ordinary Shares”), and pre-funded warrants to purchase up to 21,666 Ordinary Shares (the “Pre-funded Warrants”). Additionally, the Company agreed to sell and issue, in a concurrent private placement, unregistered warrants to purchase up to 166,666 Ordinary Shares (the “Warrants”). The combined offering price per Share and Warrant is $9.00 and the combined offering price per Pre-funded Warrant and Warrant is $8.9999 (collectively, the “Offering”).

The Pre-funded Warrants will be immediately exercisable at an exercise price of $0.0001 per ordinary share and will not expire until exercised in full. The Warrants have a term of five years from the date of issuance, and an exercise price of $9.00 per ordinary share.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

Aggregate gross proceeds to the Company in respect of the Offering (assuming full exercise of Pre-funded Warrants and no exercise of the Warrants) is expected to be approximately $1.5 million, before deducting fees payable to the placement agent and other offering expenses payable by the Company. The offering is expected to close on or about July 18, 2023, subject to satisfaction of customary closing conditions (the “Closing Date”).

Maxim Group LLC acted as the sole placement agent (the “Placement Agent”), on a “best efforts” basis, in connection with the Offering. A copy of the Placement Agency Agreement, dated as of July 14, 2023, by and between the Company and the Placement Agent is attached hereto as Exhibit 10.2 and incorporated herein by reference (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Placement Agent will be entitled to a cash fee of 6.5% of the gross proceeds paid to the Company for the securities and reimbursement of certain out-of-pocket expenses.

The Shares, the Pre-funded Warrants, and the Ordinary Shares underlying the Pre-funded Warrants to be issued in the Offering will be issued pursuant to a prospectus supplement dated as of July 14, 2023, which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-259318), which became effective on September 13, 2021, and the base prospectus dated as of September 13, 2021 contained in such registration statement.

The purchasers have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers, as defined in Rule 144(A)(a), and have acquired such securities for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Warrants to be issued in the Offering and the Ordinary Shares underlying such warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the Pre-Funded Warrants and Warrants, are not complete, and are qualified in their entireties by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

Copies of the opinions of Doron Tikotzky Kantor Gutman, Nass & Amit Gross and Greenberg Traurig, P.A. relating to the securities issued in the Registered Direct Offering are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the Offering in a press release issued on July 14, 2023, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about July 18, 2023. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit No.	Description
5.1	Opinion of Doron Tikotzky Kantor Gutman & Amit Gross, Israeli legal counsel to the Company, regarding legality.
5.2	Opinion of Greenberg Traurig, LLP, U.S. legal counsel to the Company.
10.1	Securities Purchase Agreement, dated as of July 14, 2023, between the Company and the purchasers identified on the signature pages thereto.
10.2	Placement Agent Agreement, dated as of July 14, 2023, by and between the Company and Maxim Group LLC.
10.3	Form of Pre-Funded Ordinary Share Purchase Warrant.
10.4	Form of Ordinary Share Purchase Warrant.
23.1	Consent of Doron Tikotzky Kantor Gutman & Amit Gross (included in Exhibit 5.1).
23.2	Consent of Greenberg Traurig, LLP (included in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2023	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer